QUARTZ MOUNTAIN RESOURCES LTD.

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H8
Telephone No. (604) 684-6365 Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at March 28, 2019, except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Quartz Mountain Resources Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on May 2, 2019 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Quartz Mountain Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)	using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCA”), as amended, its directors and its executive officers are residents of Canada and a substantial portion of the assets of such persons and a portion of the assets of the Company are located outside of the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed March 28, 2019 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company trade on the TSX Venture Exchange (the “TSXV”). As of March 28, 2019, there were 3,347,137 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There were no Preferred Shares issued or outstanding as at March 28, 2019.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at March 28, 2019.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2018, together with the management’s discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions in British Columbia, Alberta and Ontario on October 11, 2018 and are available on www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The Board has determined that three directors will be elected at the Meeting. The following table and accompanying biographical information set out the names of management’s three nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 28, 2019.

Name of Nominee; Current Position with the Company and Province and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (1)
Trevor Thomas (2) Chairman, Chief Executive Officer, Director British Columbia, Canada	Since February 15, 2019	Nil
Leonie Tomlinson (2) Director British Columbia, Canada	Since December 15, 2017	Nil
Matthew Dickinson (2) Director British Columbia, Canada	Since February 15, 2019	Nil

Note:

1.	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

2.	Member of the Audit Committee.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Trevor Thomas. – Chairman, Chief Executive Officer, Director

Mr. Thomas has over twenty years’ experience practicing as a lawyer in the areas of corporate commercial, corporate finance, securities and mining law, both in private practice and in-house positions. Most recently, Mr. Thomas has worked as in-house legal counsel for Hunter Dickinson Inc. (“HD”) for the past 10 years and currently acts as General Counsel for HD, and as Corporate Secretary for a number of the member companies within the HD group of companies.

Leonie Tomlinson – Director

Leonie Tomlinson is a professional director and experienced business executive who over the course of her career has advised numerous private and public companies on investment structuring, corporate governance, financial reporting, HR matters and exit strategy. Ms. Tomlinson is also Chair of the Britannia Mine Museum Board of Directors and has been instrumental in providing leadership during the museum’s transformation to a multi-award winning nationally recognized museum and attraction.

Matthew Dickinson – Director

Matthew Dickinson is completing his final year to earn a Bachelors of Commerce degree from McGill University, Montreal, where he is focussing on Information Systems and Computer Science. In addition, he is a member of the investment committee of Front Row Ventures, a student-led venture capital fund that makes pre-seed investments in student-founded technology startups. His mandate within Front Row Ventures is: to autonomously discover and lead selected investment transactions; be an advisor to emerging startups; and to develop support operations and resources which encourage entrepreneurship on campus and in Montreal. Matthew is also VP Academic at Venture Capital McGill, an organization which educates McGill students about the Venture Capital industry and facilitates networking with industry leaders.

Corporate Cease Trade Orders or Bankruptcies

Within the last 10 years before the date of this Information Circular, except as disclosed below, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

Davidson and Company LLP, Chartered Accountants, 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6 will be nominated at the Meeting for reappointment as auditor of the Company. Davidson & Company LLP was first appointed as auditor of the Company on December 19, 1997.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, must have an audit committee and it must disclose annually, in its Information Circular, certain information concerning the constitution of its audit committee and its relationship with the Company’s independent auditor. Such disclosure is set forth below.

Audit Committee’s Charter

The function of the Audit Committee is to oversee the employment and compensation of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also assists the Board in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

The Audit Committee has a charter that sets out its mandate and responsibilities, which is contained in Appendix 6 of the Corporate Governance Policies and Procedures Manual (the “Manual”) (available for download from the Company’s website under Corporate Governance at www.quartzmountainresources.com).

Composition of Audit Committee

The members of the Audit Committee are Leonie Tomlinson (Chair), Trevor Thomas and Matthew Dickinson. All Audit Committee members are financially literate and no Audit Committee members are, employees or Control Persons of the Company.

Relevant Education and Experience

Each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves and;

•	an understanding of internal controls and procedures for financial reporting.

Two members of the Audit Committee are experienced business people with corporate finance experience. See disclosure under “Election of Directors - Biographical Information” above.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

The Company’s auditor, Davidson & Company LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the United States Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company LLP to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP for professional services in the last two fiscal years are outlined in the following table.

Nature of Services	Year Ended July 31, 2018	Year Ended July 31, 2017
Audit Fees (1)	$ 15,000	$ 16,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$ 15,000	$ 16,000

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

Exemption

The Company is a “venture issuer” as defined in NI 52-110, and is relying upon the exemption set forth in section 6.1 of NI 52-110 with respect to Part 3 (Composition of the Audit Committee) Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Company’s Manual. The Manual mandates the Board to: (i) oversee management of the Company in the best interests of the Company and its shareholders; (ii) exercise business judgment in discharging their fiduciary duties of care, loyalty and candour to the Company; (iii) understand the Company and its business, properties, risks and prospects; (iv) establish effective systems for the periodic and timely reporting to the Board on important matters concerning the Company; (v) establishing policies to protect the Company’s confidential and proprietary information; and (vi) preparing for an attending meetings of the Board and its committees. The Manual also includes a written charter for the Audit Committee of the Board and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, the Manual encourages but does not require continuing education for all the Company’s directors and requires the Company to provide directors with suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways, including by holding regular meetings without the presence of management, if and as required, by retaining independent consultants, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The independent member of the Board is Leonie Tomlinson. The non-independent director is Trevor Thomas (Chairman and Chief Executive Officer) and Matthew Dickinson (son of Robert Dickinson, former President and Chief Executive Officer).

Trevor Thomas serves or has served as officer for other publicly traded companies associated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). HDSI is a private company, which provides technical, geological, accounting, and administrative services to several publicly traded resource companies. HDSI employs members of the executive management of these companies (of which the Company is one) and HDSI, in turn, invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, pursuant to annually set rates.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board members and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Other Directorships

The following directors are also directors of the following public companies:

Trevor Thomas	Quadro Resources Ltd. (TSX-V) Mineral Mountain Resources Ltd. (TSX-V)

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s activities and the expectations of directors and receive an orientation commensurate with their previous experience on the Company’s properties and on the responsibilities of being a director. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Manual which deals with issues concerning ethical conduct and insists that all members of management of the Company, and all employees adhere to this code. The Code of Ethics can be viewed as Appendix 4 to the Manual available via the internet at www.quartzmountainresources.com. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers the size of the Board each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience

The Board does not have a nominating committee, thus these functions are currently performed by the Board as a whole. However, if there is change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board of Directors determines compensation for directors and executives. See “Statement of Executive Compensation” below for more information.

Other Board Committees

There are no committees of the Board other than the Audit Committee. Effective March 19, 2018 the Board of Directors dissolved the Compensation Committee and the Nominating and Governance Committee

Assessments

The Board monitors on an ongoing basis the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The Company’s Statement of Executive Compensation was filed on SEDAR (www.sedar.com) on February 26, 2019.

In this section “Named Executive Officer” (“NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.Robert A. Dickinson (President and CEO) and Michael Lee (CFO) are each a Named Executive Officer (a “NEO”) of the Company for the purposes of the following disclosure.

COMPENSATION DISCUSSION AND ANALYSIS

Report on Executive Compensation

During the year ended July 31, 2018, the Company did not have a Compensation Committee, as this function is currently fulfilled by the Board as a whole.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

a)	attracting and retaining talented, qualified and effective executives;
b)	motivating the short and long-term performance of these executives; and
c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications such as the Mercer Mining Industry Compensation Salary Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities. The Board approves compensation of the CEO annually. Base salary and bonus levels are determined taking into account independent market survey data.

Robert Dickinson is a director of HDSI and did not serve the Company solely on a full-time basis. Michael Lee is an employee of HDSI and did not serve the Company solely on a full-time basis. The compensation amounts shown in the compensation tables herein reflect the amounts paid directly by HDSI in respect of these individuals. Their compensation from the Company for time spent providing services is allocated based on estimated time incurred (based on timesheets or other reasonable estimates). During the Company’s fiscal year ended on July 31, 2018, 7.2% of Michael Lee’s total compensation was allocated to the Company by HDSI and no compensation for Mr. Dickinson was allocated to the Company by HDSI. Leonie Tomlinson and Rene Carrier were not paid for their services as directors, and as members of the Audit Committee.

Executive Compensation-Related Fees

The Company obtained salary and bonus information through its affiliation to the HDI group of companies, and compensation for such receipt of information was part of the overall management services rendered by HDSI to the Company. No compensation relating to executive compensation was paid directly to HDSI or any compensation consultants for the three most recently completed financial years. For further disclosure, see heading – Management Contracts.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Bonus Compensation

There are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation isawarded at the discretion of the Board and the Board will consider performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones such as the development of the Company’s projects. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

For the most recently completed financial year, there were no bonuses paid.

Equity Participation

The Company adopted a new share option plan that is dated for reference February 14, 2012. The Company’s shareholders most recently approved the share option plan on May 2, 2018. The share option plan was established to provide incentive to qualified persons to increase their proprietary interest in the Company, encourage the alignment of their interests with those of its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

The Compensation Committee reviews the grants of share options to directors, management, employees and consultants. Options have been granted taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Actions, Decisions or Policies Made After July 31, 2018

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management to address the objectives identified above.

SUMMARY COMPENSATION TABLE FOR NEOs

The compensation paid to the NEOs during the Company’s three most recently completed financial years of July 31, 2018, 2017 and 2016 is as set out below and expressed in Canadian dollars unless otherwise noted:

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Robert A. Dickinson President and CEO	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee CFO	2018	10,578	Nil	Nil	Nil	Nil	Nil	Nil	10,578
	2017	12,5473	Nil	Nil	Nil	Nil	Nil	Nil	12,547
	2016	23,973	Nil	Nil	Nil	Nil	Nil	Nil	23,973
Lena Brommeland Executive Vice President	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	520	Nil	Nil	Nil	Nil	Nil	Nil	520
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Mr. Dickinson resigned as President and CEO and as a director on February 15, 2019.

Incentive Plan Awards

There were no share-based or option-based awards granted to the Company’s NEOs during the year ended July 31, 2018. As well, there were no outstanding share-based or option based awards and no value vested or earned incentive plan awards for the year ended July 31, 2018

Pension Plan Benefits

The Company does not have a pension plan and does not pay pension benefits to either of its NEOs.

Termination and Change of Control Benefits

There is no written employment contract between the Company and any NEO, all of whom have agreements with HDSI and are seconded to the Company. There are no contracts, agreements, plans or arrangements that provide for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, and retirement, change of control of the Company or change in the NEO’s responsibilities.

DIRECTOR COMPENSATION

There was no compensation paid to the directors for the Company’s most recently completed financial year ended July 31, 2018.

Incentive Plan Awards

There were no share-based or option-based awards granted to the Company’s directors during the year ended July 31, 2018. As well, there were no outstanding share-based or option based awards and no value vested or earned incentive plan awards for the year ended July 31, 2018.

Outstanding Share-based Awards and Option-based Awards

There were no option-based awards outstanding as at July 31, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended July 31, 2018, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – value earned during the year ($)
Robert A. Dickinson, President and CEO(2)	Nil	Nil
Michael Lee, CFO	Nil	Nil
Lena Brommeland, Executive Vice President	Nil	Nil

Notes:

(1)	The amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the date of exercise and the exercise or base price of the option under the option-based award on the vest date.

(2)	Mr. Dickinson resigned as President and CEO and also as director on February 15, 2019.

See “Securities Authorized under Equity Compensation Plans” below for further information on the Company’s Share Option Plan.

Pension Plan Benefits

The Company does not have a pension plan and does not pay pension benefits to either of its NEOs.

Termination and Change of Control Benefits

There is no written employment contract between the Company and any NEO, all of whom have agreements with HDSI and are seconded to the Company. There are no contracts, agreements, plans or arrangements which provide for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in the NEO’s responsibilities.

Director Compensation

The compensation provided to the directors who were not NEOs for the Company’s most recently completed financial year of July 31, 2018 is:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen-sation ($)	Total ($)

Robert A. Dickinson (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Leonie Tomlinson (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rene Carrier (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	On July 1, 2015 independent director fees were decreased so that they would receive an annual fee of $8,270 for their services plus an additional $2,500 annually for holding the position of Committee Chair, and $1,500 annually for being a Committee Member. Prior to July 1, 2015, independent directors received an annual fee of $16,540 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member. Mr. Carrier resigned as a director on November 22, 2018.

(2)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Mr. Dickinson is allocated to the Company on the basis of time spent in respect of the Company’s business. During the fiscal year 2015, HDSI waived the allocation of the compensation for Mr. Dickinson to the Company. Mr. Dickinson resigned as President and CEO and also as director on February 15, 2019.

There were no option-based awards outstanding as at July 31, 2018.

The following table sets out the value vested or earned under incentive plans during the financial year ended July 31, 2018, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – value earned during the year ($)

Robert A. Dickinson(2)	Nil	Nil
Leonie Tomlinson	Nil	Nil
Rene Carrier(3)	Nil	Nil

Notes:

(1)	The amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the date of exercise and the exercise or base price of the option under the option-based award on the vest date.

(2)	Mr. Dickinson resigned as President and CEO and also as director on February 15, 2019.

(3)	Mr. Carrier resigned as a director on November 22, 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the February 14, 2012 share option plan (the “Plan”) which was approved by shareholders on March 15, 2012 and was last approved at the Company’s 2018 annual general meeting held on May 02, 2018. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

The following table sets out equity compensation plan information as at the July 31, 2018 financial year end.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the Plan)	Nil	Nil	334,714
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	334,714

Notes:

(1)	As at March 28, 2018, an aggregate of 334,714 common shares remain available for issuance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended July 31, 2018, or has any interest in any material transaction in the current year other than as set out herein or has any interest in any material transaction in the current year or as of the date hereof other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

The Company has entered into a corporate services agreement with HDSI, 1500 – 1040 West Georgia Street, Vancouver, British Columbia, dated July 2, 2010. Certain directors and officers of the Company are also directors or employees of HDSI, namely Ron Thiessen, Robert Dickinson, Scott Cousens, Michael Lee and Trevor Thomas, who are all resident in British Columbia. HDSI is a private company that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties.

PARTICULARS OF MATTERS TO BE ACTED UPON

(A)       Share Option Plan

A number of Common Shares equal to ten (10%) percent of the issued and outstanding Common Shares in the capital stock of the Company from time to time are reserved for the issuance of stock options pursuant to the Company’s 2012 share option plan dated for reference February 14, 2012 (the “Plan”), a copy of which is attached as Schedule A hereto. The Plan was approved by shareholders at the Company’s last annual general meeting held on May 02, 2018. As the Plan is a rolling plan, under TSXV policy, the Plan must be presented to shareholders for approval by ordinary resolution at every annual general meeting of the Company to authorize continuation of the Plan.

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the Plan all options expire on a date not later than 10 years after the date of grant of an option.

The Board is of the view that the Plan provides the Company with flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

The Plan is subject to the following restrictions:

(a)	the Company must not grant an option to a director, employee, consultant, or consultant company (the “Service Provider”) in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by insiders and their Associates (“Disinterested Shareholder Approval”);
(b)	the aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;
(c)	the Company must not grant an option to a Consultant in any 12 month period that exceeds 2% of the outstanding shares calculated at the date of the grant of the option;
(d)	the number of optioned shares issued to insiders in any 12 month period must not exceed 10% of the outstanding shares (in the event that the Plan is amended to reserve for issuance more than 10% of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so; and
(e)	the exercise price of an option previously granted to an insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Plan;
(b)	options granted under the Plan are non-assignable, and non-transferable and are exercisable for a period of up to 10 years;
(c)	for options granted to Service Providers, the Company must ensure that the proposed optionee is a bona fide Service Provider of the Company or its affiliates;
(d)	an option granted to any Service Provider will expire within 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the optionee at any time prior to expiry of the option), after the date the optionee ceases to be employed by or provide services to the Company, but only to the extent that such option was vested at the date the optionee ceased to be so employed by or to provide services to the Company;
(e)	if an optionee dies, any vested options held by him or her at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;
(f)	in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;
(g)	the exercise price of each option will be set on the effective date of the option and will not be less than the Discounted Market Price (as defined in the Plan);
(h)	vesting of options shall be at the discretion of the Compensation Committee or the Board, and will generally be subject to: (i) the Service Provider remaining employed by, or continuing to provide services to, the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(i)	in the event of a Change of Control occurring, options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSXV (or NEX, as the case may be) for vesting requirements imposed by the policies of the TSXV; and
(j)	Subject to TSXV requirements and the receipt of necessary regulatory approvals, the Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan with respect to all Plan shares in respect of options which have not yet been granted under the Plan.

A copy of the Plan will be available for inspection at the Meeting. A shareholder may also obtain a copy of the Plan by contacting the Company at 604-684-6365.

Shareholder Approval

At the Meeting, shareholders will be asked to consider and vote on the ordinary resolution, as follows:

“RESOLVED that the Company’s 10% rolling Share Option Plan, dated for reference February 14, 2012, be and is hereby ratified and approved until the next annual general meeting.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board recommends that shareholders vote in favour of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the audited financial statements for the year ended July 31, 2018, the auditor’s report and related management discussion and analysis, copies of which are filed on www.sedar.com. A copy of the Company’s most current interim financial statements and additional information may be obtained from www.sedar.com. For security holders, a copy of the financial statements material is also available free of charge upon request from the Company’s Secretary at the office of the Company. Telephone number: (604) 684-6365. Fax number: (604) 684-8092. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, April 3, 2019.

BY ORDER OF THE BOARD

/s/ “Trevor Thomas”

Trevor Thomas
Chief Executive Officer

SCHEDULE A

QUARTZ MOUNTAIN RESOURCES LTD.
(the “Company”)

SHARE OPTION PLAN

Dated for Reference February 14, 2012

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with TSX Venture Policies (or, if applicable, NEX Policies) and any inconsistencies between this Plan and TSX Venture Policies (or, if applicable, NEX Policies) will be resolved in favour of the latter.

1.2 For United States tax purposes, this Plan provides for both the grant of Incentive Stock Options and Options that do not qualify as Incentive Stock Options.

Definitions

1.3 In this Plan

(a) Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

(b) Associate has the meaning set out in the Securities Act;

(c) Black-out Period means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by Service Providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs;

(d) Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

(e) Business Day means a day that the TSX Venture is open for trading;

(f) Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company;

(g) Common Shares means common shares without par value in the capital of the Company; provided that such class is listed on the TSX Venture (or, NEX, as the case may be);

(h) Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;

(i) Consultant means an individual or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

has a relationship to provide services to the Company or an Affiliate of the Company that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

(j) Consultant Company means for an individual consultant, a Person of which the individual is an employee, shareholder, or partner;

(k) Directors means the directors of the Company as may be elected from time to time;

(l) Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

(m) Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Common Shares beneficially owned by Insiders who are Service Providers or their Associates;

(n) Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

(o) Effective Date for an Option means the date of grant thereof by the Board;

(p) Employee means:

(i) an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii) an individual who is considered an employee under the Internal Revenue Code of 1986 (United States), that is, for whom federal, state and local income taxes and deductions, as applicable, are made at source);

(iii) an individual who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iv) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(q) Exchange Hold Period has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

(r) Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(s) Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(t) Incentive Stock Option means an Option granted in accordance with Section 422 of the Internal Revenue Code of 1986 (United States) to an Employee described in §1.3(p)(ii) above;

(u) Insider means an insider as defined in the TSX Venture Policies or as defined in the Securities Act or an Associate of any Person who is an Insider;

(v) Investor Relations Activities means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

(w) Listed Shares means the number of issued and Outstanding Shares of the Company that have been accepted for listing on the TSX Venture, but excluding dilutive securities not yet converted into Listed Shares;

(x) Management Company Employee means an individual employed by a Person providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged primarily in Investor Relations Activities;

(y) Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

(z) NEX means a separate board of the TSX Venture for companies previously listed on the TSX Venture or the Toronto Stock Exchange which have failed to maintain compliance with the ongoing financial listing standards of those markets;

(aa) NEX Issuer means a company listed on NEX;

(bb) NEX Policies means the rules and policies of NEX as amended from time to time;

(cc) Officer means a duly appointed officer of the Company;

(dd) Option means the right to purchase Common Shares granted hereunder to a Service Provider;

(ee) Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A attached hereto;

(ff) Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

(gg) Optionee means the recipient of an Option hereunder;

(hh) Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(ii) Participant means a Service Provider that becomes an Optionee;

(jj) Person includes an individual and any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

(kk) Plan means this share option plan, the terms of which are set out herein or as may be amended;

(ll) Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

(mm) Regulatory Approval means the approval of the TSX Venture or any other stock exchange where the Company’s shares may be listed and any other securities regulatory authority that has lawful jurisdiction over the Plan and any Options issued hereunder;

(nn) Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(oo) Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant or Consultant Company, and also includes a corporation, of which 100% of the share capital of which is beneficially owned by one or more Service Providers;

(pp) Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

(qq) Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders’ meeting;

(rr) Take Over Bid means a take over bid as defined in Multilateral Instrument 62-104 (Take-over Bids and Issuer Bids) or analogous provisions of any other securities legislation applicable to the Company;

(ss) TSX Venture means the TSX Venture Exchange and any successor thereto; and

(tt) TSX Venture Policies means the rules and policies of the TSX Venture as amended from time to time.

Other Words and Phrases

1.4 Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Venture Policies (and, if applicable, the NEX Policies), will have the meaning assigned to them in the TSX Venture Policies (and, if applicable, NEX Policies).

Gender

1.5 Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include Persons, and vice versa.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 The Plan is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2 The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 10% of the Outstanding Shares at the time Plan Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under share options granted under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the TSX Venture Policies (and, if applicable, NEX Policies). Notwithstanding anything to the contrary, subject to provisions in §3.12 relating to adjustments and subject to the TSX Venture Policies, the aggregate maximum number of shares that may be issued as Incentive Stock Options is 5,000,000.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Service Providers of the Company, or its Affiliates, from time to time by the Board. Service Providers that are not individuals will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its securities, or to issue more of its securities (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture and the Company is obtained. Incentive Stock Options may only be granted to Service Providers who are Employees of the Company or an Affiliate of the Company, or as an inducement to an individual not previously employed by the Company to become an Employee of the Company or an Affiliate of the Company.

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price. The Option Commitment will also specify whether or not any of the Options granted are intended to be Incentive Stock Options for US tax purposes.

2.5 Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6 Subject to §2.11, the following restrictions on issuances of Options are applicable under the Plan:

(a) no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Outstanding Shares, unless the Company has obtained Disinterested Shareholder Approval to do so;

(b) the aggregate number of Options granted to all Service Providers conducting Investor Relations Activities in any 12-month period cannot exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of the TSX Venture (or NEX, as the case may be); and

(c) the aggregate number of Options granted to any one Consultant in any 12 month period cannot exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of the TSX Venture.

2.7 No Option granted to an Employee will qualify as an Incentive Stock Option to the extent that the aggregate fair market value (determined as of the time such Option is granted) of the Common Shares with respect to which such Option and any other Incentive Stock Options of the Company or its Affiliates that have been granted to such Employee, are exercisable for the first time during any calendar year, exceeds US$100,000.

Options Not Exercised

2.8 In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Powers of the Board

2.9 The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to

(a) allot Common Shares for issuance in connection with the exercise of Options;

(b) grant Options hereunder;

(c) subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Venture Policies or the Company’s tier classification thereunder or other applicable legal requirements; and

(d) delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Amendment of the Plan by the Board of Directors

2.10 Subject to the requirements of the TSX Venture Policies and the prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted as follows:

(a) it may make amendments which are of a typographical, grammatical or clerical nature only;

(b) it may change the vesting provisions of an Option granted hereunder, subject to prior written approval of the TSX Venture, if applicable;

(c) it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d) it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(e) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX Venture, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(f) it may make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers.

Amendments Requiring Disinterested Shareholder Approval

2.11 The Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a) the Plan, together with all of the Company’s other previous Share Compensation Arrangements, could result at any time in:

(i) the aggregate number of Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares;

(ii) the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares; or,

(iii) the issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the Outstanding Shares; or

(b) any reduction in the Exercise Price of an Option previously granted to an Insider.

Options Granted Under the Company’s Previous Share Option Plans

2.12 Any option granted pursuant to a stock option plan previously adopted by the Board which is outstanding at the time this Plan comes into effect shall be deemed to have been issued under this Plan and shall, as of the date this Plan comes into effect, be governed by the terms and conditions hereof.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price. The exercise price of an Incentive Stock Option must be equal to or greater than the fair market value of the Common Shares on the date of the grant of such Incentive Stock Option.

Term of Option

3.2 An Option can be exercisable for a maximum of 10 years from the Effective Date.

Option Amendment

3.3 Subject to §2.11(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Common Shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.4 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in §3.2.

3.5 Any proposed amendment to the terms of an Option must be approved by the TSX Venture prior to the exercise of such Option.

Vesting of Options

3.6 Subject to §3.7, vesting of Options shall be at the discretion of the Board and, with respect to any particular Options granted under the Plan, in the absence of a vesting schedule being specified at the time of grant, all such Options shall vest immediately. Where applicable, vesting of Options will generally be subject to:

(a) the Service Provider remaining employed by or continuing to provide services to the Company or any of its Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its Affiliates during the vesting period; or

(b) the Service Provider remaining as a Director of the Company or any of its Affiliates during the vesting period.

Vesting of Options Granted to Consultants Conducting Investor Relations Activities

3.7 Notwithstanding §3.6, Options granted to Consultants conducting Investor Relations Activities will vest:

(a) in stages over a period of not less than 12 months with no more than 25% of such Options vesting in any three month period; or

(b) such longer vesting period as the Board may determine.

Acceleration of Vesting on Change of Control

3.8 In the event of a Change of Control occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to approval of the TSX Venture (or the NEX, as the case may be) for vesting requirements imposed by the TSX Venture Policies.

Extension of Options Expiring During Blackout Period

3.9 Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall, subject to approval of the TSX Venture (or the NEX, as the case may be), be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding §2.9, the ten (10) Business Day period referred to in this §3.9 may not be extended by the Board.

Optionee Ceasing to be Director, Employee or Service Provider

3.10 Options may be exercised after the Service Provider has left his/her employ/office or has been advised by the Company that his/her services are no longer required or his/her service contract has expired, until the term applicable to such Options expires, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b) an Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, and only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company; provided that to the extent that any Option expires after such 90 day period, such Option shall be deemed not to qualify as an Incentive Stock Option; and

(c) in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same;

(d) in the event of a Change of Control occurring, Options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control; and

(e) in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the Director is not re-elected.

Non Assignable

3.11 Subject to §3.10, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.12 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.12;

(e) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.12, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.12, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company’s principal executive office) that the Company may designate and who will be granted access to all appropriate records and such determination will be binding upon the Company and all Optionees.

Effect of Take Over Bid

3.13 If a Take Over Bid is made to the shareholders generally then the Company shall, immediately upon receipt of notice of the Take Over Bid, notify each Optionee currently holding an Option of the Take Over Bid, with full particulars thereof whereupon such Option may, notwithstanding any vesting requirements set out in any Option Commitment, be permitted to exercise in whole or in part by the Optionee, provided that the Board considers the Take Over Bid to be successful. A Take Over Bid will be deemed successful in the event that:

(a) a competing bid emerges with superior terms or conditions;

(b) the Board endorses the Take Over Bid and recommends that shareholders tender into it; or

(c) holders of at least 20% of the Company’s Listed Shares, or Insiders who hold at least 50% of the Listed Shares held by Insiders, agree to, or announce their intention to tender such shares to the Take Over Bid;

however, provided always that the Board may also consider other criteria to be adequate evidence that the Take Over Bid is a successful one.

Notice of Disqualifying Disposition of Incentive Stock Options

3.14 If a Participant or such a Participant’s beneficiary sells or otherwise disposes of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option on or before the later of (a) the date that is two years after the date of grant of such Inventive Stock Option, or (b) the date that is one year after the date of exercise of such Incentive Stock Option, the Participant (or beneficiary) shall immediately notify the Company in writing of such disposition and may be subject to income tax withholding by the Company on the compensation income.

ARTICLE 4
commitment and exercise PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof, including any additional requirements contemplated with respect to the payment of required withholding taxes on behalf of Optionees.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired, plus any required withholding tax amount subject to §4.3.

Tax Withholding and Procedures

4.3 Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in§4.2 and elsewhere in this Plan, and as a condition of exercise:

(a) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service at the Company’s discretion and expense, to co-ordinate and administer the exercise of Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of web-based exercise and accounting functions.

Delivery of Optioned Shares and Hold Periods

4.4 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or a share compensation administrative service (“administrative service”) chosen by the Company, to issue to the Optionee the appropriate number of Optioned Shares. If the Exercise Price is below the current market price of the Common Shares on the TSX Venture at the time of grant, or if otherwise required pursuant to TSX Venture Policies, the certificate representing the Optioned Shares or written notice in the case of uncertificated shares will include a legend stipulating that the Optioned Shares issued are subject to the Exchange Hold Period commencing on the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada), Internal Revenue Code (United States), or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of Plan

5.4 This Plan will become effective from and after March 15, 2012, and will remain effective provided that the Plan, or any amended version thereof receives Shareholder Approval at each annual general meeting of the holders of Common Shares of the Company subsequent to March 15, 2012.

Amendment of the Plan

5.5 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the “Effective Date”) QUARTZ MOUNTAIN RESOURCES LTD. (the “Company”) has granted to ___________________________________________ (the “Optionee”), an Option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, __________ (the “Expiry Date”) at an Exercise Price of Cdn$____________ per share.

Optioned Shares are to vest immediately.

OR

Optioned Shares will vest [INSERT VESTING SCHEDULE AND TERMS]

The Option shall expire              days after the Optionee ceases to be employed by or provide services to the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and form part hereof.

[Note: if the Option is granted to a US employee and is intended to qualify as an ISO, include the following statement:

The Option qualifies as an Incentive Stock Option granted in accordance with Section 422 of the Internal Revenue Code of 1986 (United States), except to the extent that the aggregate fair market value of the common shares with respect to which such Option (together with any other Incentive Stock Options that have been granted to you) is exercisable for the first time in any calendar year, exceeds US$100,000.]

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price. A certificate or written notice in the case of uncertificated shares for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and may bear a minimum four month non-transferability legend from the date of this Option Commitment, the text of which is as follows. [Note: A Company may grant stock options without a hold period, provided the exercise price of the options is set at or above the market price of the Company’s shares and as long as the optionee is not a person to be restricted under TSX Venture Policies. If a four month hold period is applicable, the following legend must be placed on the certificate or the written notice in the case of uncertificated shares.]

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MIDNIGHT ON [insert date 4 months from the date of grant]”.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Service Provider (as defined in the Plan), entitled to receive Options under TSX Venture Policies.

The Optionee also acknowledges and consents to the collection and use of Personal Information (as defined in the Policies of the TSX Venture Exchange) by both the Company and the TSX Venture (or the NEX, as the case may be) as more particularly set out in the Acknowledgement - Personal Information in use by the TSX Venture (or the NEX, as the case may be) on the date of this Option Commitment.

QUARTZ MOUNTAIN RESOURCES LTD.
Per:

Authorized Signatory

Signature of Optionee:
Name of Optionee:	[insert name of optionee]